December 19, 2011

Via EDGAR and UPS overnight

Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:	FreightCar America, Inc.

Form 10-K for the Year Ended December 31, 2010

Filed March 15, 2011

Form 10-Q for the Quarter Ended September 30, 2011

Filed November 2, 2011

Definitive Proxy Statement Filed on Schedule 14A

Filed April 6, 2011

File No. 000-51237

Dear Ms. Cvrkel:

On behalf of FreightCar America, Inc. (the “Company”), I am submitting this response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) on the above-referenced filings as set forth in your letter dated November 21, 2011.

In addition to the Company’s responses set forth herein, the Company understands that it will need to consider the staff’s comments in preparing its future reports on Forms 10-K and 10-Q and definitive proxy statements on Schedule 14A. For your convenience, the staff’s consecutively numbered comments are set forth below, followed by the Company’s responses. Amounts below are in thousands except for stock option amounts, which are shown as whole numbers.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended December 31, 2010

Legal Proceedings, page 16

Comment No. 1

In future filings, please disclose the relief sought in the Pennsylvania Lawsuit and the Illinois Lawsuit. In your response, please provide us with your proposed revised disclosure.

Response to Comment No. 1

Beginning with the Company’s Form 10-K for the year ended December 31, 2011 and for all future filings thereafter, as applicable, we will disclose the relief sought in these lawsuits. Our proposed disclosure as revised by the underlined sections is as follows:

On September 29, 2008, Bral Corporation, a supplier of certain railcar parts to us, filed a complaint against us in the U.S. District Court for the Western District of Pennsylvania (the “Pennsylvania Lawsuit”). The complaint alleges that we breached an exclusive supply agreement with Bral by purchasing parts from CMN Components, Inc. (“CMN”) and seeks damages in an unspecified amount, attorneys’ fees and other legal costs. On December 14, 2007, Bral sued CMN in the U.S. District Court for the Northern District of Illinois, alleging among other things that CMN interfered in the business relationship between Bral and us (the “Illinois Lawsuit”) and seeking damages in an unspecified amount, attorneys’ fees and other legal costs. On October 22, 2008, we entered into an Assignment of Claims Agreement with CMN under which CMN assigned to us its counterclaims against Bral in the Illinois Lawsuit and we agreed to defend and indemnify CMN against Bral’s claims in that lawsuit. The parties have been conducting coordinated discovery in both matters. While the ultimate outcomes of the Pennsylvania Lawsuit and the Illinois Lawsuit cannot be determined at this time, it is the opinion of management that the resolution of these lawsuits will not have a material effect on our financial condition, results of operations or cash flows.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Long-lived Assets, page 42

Comment No. 2

We note your disclosure that due to the closure of the manufacturing facility in Roanoke, Virginia in July 2009, you tested the long-lived assets at the Roanoke and Danville facilities for recoverability as of December 31, 2009. In light of the fact that the Roanoke facility remained closed throughout 2010, please tell us if you performed a subsequent impairment analysis of the long-lived assets during 2010 or 2011 and if so, please tell us the results of the analysis. If you did not perform an impairment analysis subsequent to the December 31, 2009 analysis, please explain to us why you do not believe such an analysis was necessary. As part of your response, please tell us if the Roanoke facility has restarted manufacturing operations and if so, the date that operations restarted.

Response to Comment No. 2

Our initial impairment analysis of long-lived assets performed as of December 31, 2009 assumed that our Roanoke facility would remain idle through December 31, 2010. The results of the analysis indicated that there was no impairment of the long-lived assets for our Roanoke or Danville facilities. During 2010, industry demand began to improve and our total backlog of firm orders for railcars increased from 265 railcars as of December 31, 2009 to 2,054 railcars as of December 31, 2010. During the fourth quarter of 2010, our Roanoke facility began preparing to resume production by ordering material and hiring employees. In January 2011, our Roanoke facility resumed production as we had assumed in our 2009 impairment analysis. We did not perform an impairment analysis of long-lived assets during 2010 or 2011 because we did not identify any of the impairment indicators set forth in ASC 360-10-35-21 Property, Plant & Equipment, that we believe would have required long-lived assets at our Roanoke or Danville facilities to be tested for recoverability during 2010 or 2011.

Note 4. Fair Value Measurements, page 45

Comment No. 3

We note from your disclosure in Note 6 that during 2009 you recorded an impairment write-down of $800 related to railcars on operating leases. Please revise future filings to include the disclosures required by ASC 820-10-50-5 for this non-recurring fair value measurement.

Response to Comment No. 3

Pursuant to the Company’s conversations by telephone with Dave Humphries and Claire Erlanger of the staff on July 21 and 22, 2011, the Company agreed to present assets previously reported as “Leased railcars available for sale” as “Inventory on lease” in its consolidated financial statements beginning with the Form 10-Q for the period ended June 30, 2011. Since these assets are now reported as inventory, ASC 820 Fair Value Measurement is not applicable. The $800 write-down disclosed in Note 6 is considered a write-down to the lower of cost or market under ASC 330 Inventory, rather than an impairment write-down to fair market value under ASC 360 Property, Plant and Equipment, based on the above-noted conversations with the SEC staff. In future filings, the Company will include disclosures required by ASC 820-20-10-50-5 for any non-recurring fair value measurements.

Note 14. Stock-Based Compensation, page 58

Comment No. 4

We note your disclosure that expected life in years for all stock option awards was determined using the simplified method. Please explain to us and disclose in future filings the reason why the simplified method was used. See Staff Accounting Bulletin No. 110.

Response to Comment No. 4

The Company completed its initial public offering in April 2005 and granted stock options on a limited basis to certain executives during 2005. The Company’s 2005 stock option awards included 329,808 stock options granted in April 2005 to three named executive officers and 10,000 stock options granted in December 2005 to one additional named executive officer. The expected life of the Company’s 2005 stock option awards was determined using the simplified method because the Company had no historical data upon which to estimate the expected term.

Beginning in January 2008 and continuing through 2011, the Company has issued stock options to a broader base of its employees. Although some of the stock options awarded since January 2008 have vested, no stock options from these awards have yet been exercised. The Company believes that the historical exercise data from the awards issued in 2005 will not be comparable to data that would be available upon exercise of the subsequently issued options since the subsequent awards have been made to a larger set of employees, some of whose positions with the Company are below the named executive officer level. Due to the lack of exercise history for the options awarded from 2008 to 2011, which vest ratably over a three year period (except for 200,000 stock options awarded in January 2010, which vest ratably over a two year period), the Company believes it is appropriate to use the simplified method for “plain vanilla” options granted after December 31, 2007 as described in Staff Accounting Bulletin No. 110. Additionally, because the Company has not awarded a significant number of stock options, adjusting the option life determined under the simplified method by two years for stock options granted after December 31, 2007 would not cause a material change in the level of stock compensation for any period presented. We will continue to monitor our exercise history and the applicability of the use of the simplified method in determining the expected life for stock options granted in the future.

The Company will add the following disclosure in its Form 10-K for the year ended December 31, 2011 and for all future filings thereafter, as applicable:

The Company believes that it is appropriate to use the simplified method in determining the expected life for options granted after 2007 because the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term for stock options awarded after 2007 and due to the limited number of stock option grants to date.

Form 10-Q for the Quarter Ended September 30, 2011

Statements of Operations, page 4

Comment No. 5

We note from your disclosure in Note 4 that during 2011 you re-aligned your management reporting and performance structure, which resulted in separating the business into two operating segments for reporting purposes, Manufacturing and Services. We also note that although revenues from the Services segment represented only 8.7% of consolidated revenue for the nine months ended September 30, 2011, we note that it exceeded 10% of total revenues for the six months ended June 30, 2011. Please note that if the amount of revenues from the Service segment exceeds 10% of consolidated revenues for the year ended December 31, 2011, we believe that the amount of such revenues, and related cost of services, should be separately presented on the face of the statements of income. See Rules 5-03.1 and 2 of Regulation S-X. Please revise future filings accordingly.

Response to Comment No. 5

We note the staff’s comment and advise the staff that revenues from the Company’s Services segment as described in Note 4 include revenues from repair, maintenance, inspection and fleet management services as well as revenues from sales of replacement parts. The Company’s parts sales are considered sales of tangible products under Rule 5-03.1 of Regulation S-X. If revenues from parts sales are excluded from Services segment revenues, the Company’s revenues from services represented 6.1% of consolidated revenues for the nine months ended September 30, 2011 and 7.5% of consolidated revenues for the six months ended June 30, 2011. If revenues from services (independent of revenues from parts sales) exceed 10% of consolidated revenues in future periods, then the Company will separately present the amount of such revenues and the related cost of services on the face of the statements of income as required by Rules 5-03.1 and 2 of Regulation S-X.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Comment No. 6

Please revise the results of operations section in future filings to discuss and analyze results of operations by the operating segments disclosed in note 4 to the financial statements. For example, please discuss and analyze revenues and cost of sales (rather than gross profit) separately for each segment. Because gross profit is impacted by both revenue and cost of sales, we believe a separate discussion of cost of sales results is appropriate.

Response to Comment No. 6

The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations includes a discussion and analysis of revenues on both a consolidated basis and segment basis. The discussion and analysis includes details relating to sales volumes in the periods reported compared to the same periods of the previous year. Given the close relationship between the Company’s revenues and cost of sales to changes in sales volumes, material costs and product mix, we believe that a separate discussion and analysis of cost of sales would not materially add to an investor’s understanding of the Company’s results of operations. In order to enhance the reader’s understanding, we will revise the discussion and analysis of gross profit in our Form 10-K for the year ended December 31, 2011 and for all subsequent filings, as applicable, to include an analysis of gross profit on both a consolidated basis and segment basis. The Company’s analysis of gross profit will identify the significant drivers of gross profit, including material impacts on revenue and cost of sales related to changes in sales volume, material costs and product mix as may be appropriate in the circumstances for that period.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 13

Comment No. 7

We note your statements on page 17 that you “target base salaries at a level that is slightly below the market median for each specific executive position” and that “Mr. Baun received a base salary increase effective January 1, 2010 to ensure that his base salary was aligned with the compensation philosophy as it pertains to executive base salaries.” Since you appear to benchmark this element of compensation, please confirm that in future filings you will identify the companies to which you benchmark and disclose the degree to which the compensation committee considers such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response to Comment No. 7

Given that we benchmark the base salary component of total compensation to data from a large number of companies and the group of comparison companies varies among our named executive officers, we believe that identifying the individual benchmark component companies would not materially add to an investor’s understanding of our compensation policies and decisions and would be impractical. The data that is provided to our compensation committee does not include the identities of the component companies. In order to provide further information relating to the base salary component, in future filings we will clarify our approach to benchmarking as set forth below. In addition, we confirm that in our future filings we will disclose the degree to which the compensation committee considers the benchmarked companies comparable to our company. We intend to revise our future disclosure as follows:

•

Under the heading Elements of Executive Compensation and the sub-heading Base Salary, the first sentence under the bullet point “How the amount of base salary is determined” would be replaced by the following: “In general, the Company’s executive compensation philosophy is to target base salaries at a level that is slightly below the median of a comparison group for each specific executive officer position. For details about the Company’s process for establishing the comparison group median for executive positions, see the description under ‘Determination of Compensation’ on page X of this proxy statement.”

•

Under the heading Determination of Compensation, we would consolidate the first two paragraphs of the disclosure to revise it as indicated by the underlined sections to read as follows (the following uses 2010 information for illustrative purposes):

In 2010, the compensation committee considered comparative market data in evaluating and setting compensation for executive officer positions. The market data used by the compensation committee was derived by the committee’s outside compensation consultants, Pearl Meyer, from three surveys: the Hewitt TCM Cash Compensation Survey (sample size: 389 organizations); the Mercer Benchmark Database (sample size: 2,269 organizations); and the Towers Watson Industry Report of Top Management Compensation (sample size: 1,637 organizations). From these surveys, Pearl Meyer extracted data for a range of manufacturing-based companies, size-adjusted to reflect the Company’s average revenue size over time relative to the revenues of the companies in the comparison group. The committee considered additional recent survey data due to the cyclical nature of the Company’s business and the impact of that cyclicality on performance from year to year. The resulting comparison group for each of the Company’s executive officer positions generally consisted of over 100 companies and was considered by the committee to be suitably comparable to the Company for purposes of evaluating and setting executive officer compensation. In benchmarking compensation levels against the comparative market data, the compensation committee considered only the aggregated survey data provided by Pearl Meyer. The identity of the companies comprising the survey data is not disclosed to, or considered by, the committee in its decision-making process. The committee does not consider the identity of the companies comprising the survey data to be material in evaluating compensation.

Certain Relationships and Related Transactions, page 46

Comment No. 8

In future filings, please describe all material features of your policies and procedures for the review, approval, or ratification of any related-person transaction. We note, for example, that you have not disclosed the standards to be applied pursuant to your written policies and procedures or the persons or groups of persons on the board of directors or otherwise who are responsible for applying such policies and procedures. In your response, please provide us with your proposed revised disclosure.

Response to Comment No. 8

In our future filings, we will describe all material features of our policies and procedures for the review, approval or ratification of any related-person transaction. Our proposed disclosure as revised by the underlined sections is as follows:

Under its charter, the audit committee of the board of directors is responsible for the review and approval of “related-person transactions” involving the Company or its subsidiaries and related persons. As defined under the SEC’s rules, a “related person” is a director, executive officer, nominee for director or 5% stockholder of the Company, and their immediate family members. Any transaction or series of transactions in which the Company or a subsidiary is a participant, the amount involved exceeds $120,000 and a related person has a direct or indirect material interest must be reported in our filings with the SEC pursuant to its rules. The audit committee charter does not specify the standards to be applied by the committee in reviewing related-person transactions. However, we expect that the committee will consider all relevant facts and circumstances, including, if applicable, but not limited to: the benefits to the Company; the impact on a director’s independence in the event that the related person is a director, an immediate family member of a director or an entity in which a director is a partner, security holder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available for similar transactions with unrelated third parties.

We identify transactions for review through our Code of Business Conduct and Ethics and our annual directors’ and officers’ questionnaires, which require employees, executive officers and directors to disclose transactions or relationships that may constitute conflicts of interest.

If you have any questions, please contact me at (312) 928-0874.

Sincerely,

/s/ JOSEPH E. MCNEELY

Joseph E. McNeely

Vice President, Finance, Chief Financial Officer and Treasurer

FreightCar America, Inc.

Two North Riverside Plaza,

Suite 1250

Chicago, IL 60606 USA

312.928.0874

FAX 312.328.0890

www.freightcaramerica.com